Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

YOSHIHARU GLOBAL CO.

Yoshiharu Global Co. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Article IV, so that, as amended, Section 4.1 shall become Section 4.1(a) and the following shall be added as Section 4.1(b):

“(b) Reverse Stock Split. Effective at 11:59 p.m., Eastern Time, on November 27, 2023 (the “Reverse Split Effective Time”), every ten (10) shares of Class A Common Stock issued and outstanding or held by the Corporation as treasury shares as of the Reverse Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock, without effecting a change to the par value per share of Class A Common Stock; and every ten (10) shares of Class B Common Stock issued and outstanding or held by the Corporation as treasury shares as of the Reverse Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Class B Common Stock, without effecting a change to the par value per share of Class B Common Stock, in each case, subject to the treatment of fractional interests as described below (the “Reverse Split”). No fractional shares shall be issued in connection with the exchange. In lieu thereof, any person who holds a fraction of one (1) share of Class A Common Stock or Class B Common Stock after the exchange shall have their fraction of one (1) share rounded up to the nearest whole fraction of one (1) share of Class A Common Stock or Class B Common Stock, respectively. As of the Reverse Split Effective Time and thereafter, a certificate(s) representing shares of Class A Common Stock or Class B Common Stock prior to the Reverse Split is deemed to represent the number of post-Reverse Split shares into which the pre-Reverse Split shares were reclassified and combined. The Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Class A Common Stock or Class B Common Stock of the Corporation and all references to such Class A Common Stock and Class B Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Class A Common Stock or Class B Common Stock shall be deemed to be references to the Class A Common Stock or Class B Common Stock, as applicable, or options or rights to purchase or acquire shares of Class A Common Stock or Class B Common Stock, as the case may be, after giving effect to the Reverse Split.”

SECOND. That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the DGCL, setting forth the above mentioned amendment to the Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable.

THIRD. That this amendment was duly authorized by the holders of a majority of the voting stock of the Corporation by written consent of the stockholders of the Corporation. Said amendment was duly adopted in accordance with the provisions of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 22nd day of November, 2023.

YOSHIHARU GLOBAL CO.

By:	/s/ James Chae
Name:	James Chae
Title:	Chief Executive Officer